                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Horizon Offshore, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    44043J105
         ---------------------------------------------------------------
                                 (CUSIP number)

                    William J. Kennedy Jr., Managing Director
                        Falcon Mezzanine Investments, LLC
                               60 Kendrick Street
                          Needham, Massachusetts 02494
                                 (781) 247-7200
         ---------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 11, 2004
         ---------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                                  (Page 1 of 9)

CUSIP NO. 44043J105                     13D                    PAGE 2 OF 9 PAGES


         NAME OF REPORTING  PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         FALCON MEZZANINE INVESTMENTS, LLC  I.R.S. IDENTIFICATION NO. 22-3741750
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                     (A) / /
                                                      (B) / /
--------------------------------------------------------------------------------
         SEC USE ONLY

3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS

4                     OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

                                                0
    NUMBER OF               ----------------------------------------------------
      SHARES                8  SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                          1,871,167
    REPORTING               ----------------------------------------------------
   PERSON WITH              9  SOLE DISPOSITIVE POWER

                                                0
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                         1,871,167
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,871,167
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              6.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

CUSIP NO. 44043J105                     13D                    PAGE 3 OF 9 PAGES


1         NAME OF REPORTING  PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          FALCON MEZZANINE PARTNERS, LP    I.R.S. IDENTIFICATION NO. 22-3742731
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (A) / /
                                                     (B) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                              / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER

                                                     0
                                 -----------------------------------------------
 NUMBER OF SHARES                8  SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                               1,871,167
    REPORTING                    -----------------------------------------------
   PERSON WITH                   9  SOLE DISPOSITIVE POWER

                                                     0
                                 -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                              1,871,167
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,871,167
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                        / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

CUSIP NO. 44043J105                     13D                    PAGE 4 OF 9 PAGES


1        NAME OF REPORTING  PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         FALCON INVESTMENT         I.R.S. IDENTIFICATION NO. 22-3734765
         ADVISORS, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (A) / /
                                                  (B) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER

                                                     0
                                 -----------------------------------------------
 NUMBER OF SHARES                8  SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                               1,871,167
    REPORTING                    -----------------------------------------------
   PERSON WITH                   9  SOLE DISPOSITIVE POWER

                                                     0
                                 -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                              1,871,167
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,871,167

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                      / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                              IA
--------------------------------------------------------------------------------

CUSIP NO. 44043J105                     13D                    PAGE 5 OF 9 PAGES

INTRODUCTION.

         Falcon Mezzanine Investments, LLC, a Delaware limited liability company (the "General Partner"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of itself and the other Reporting Persons identified in
Item 2 of this Statement.

         The General Partner is the general partner of Falcon Mezzanine Partners, LP, a Delaware limited partnership (the "Fund"). Falcon Investment Advisors, LLC, a Delaware limited liability company (the "Advisor"), provides investment and administrative services to the General Partner pursuant to an investment management agreement.

         Pursuant to the Purchase Agreement (the "Purchase Agreement"), dated as of March 11, 2004, among Horizon Offshore, Inc., a Delaware corporation (the "Issuer"), the guarantors listed on the signature pages thereof, the Fund and certain other purchasers (together with the Fund, the "Purchasers") listed on the signature pages thereof (filed as Exhibit 7(b)), the Issuer agreed to issue and sell warrants (the "Warrants") to purchase 1,871,167 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Issuer (the "Shares") to the Fund, warrants to purchase an aggregate of 3,412,133 shares of Common Stock to the other Purchasers and $65,400,000 aggregate principal amount of subordinated secured notes, in consideration of an aggregate purchase price of $63,000,000.

         The transaction was conditioned, among other things, upon the Issuer and the Purchasers entering into a Registration Rights Agreement (filed as Exhibit 7(c)) relating to resales of the Shares. The transaction closed on March 11, 2004.

Item 1. Security and Issuer.

         The class of equity securities to which this Statement relates is the Common Stock of the Issuer, the principal executive offices of which are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042.

Item 2. Identity and Background.

         This Statement is filed on behalf of the Fund, the General Partner and the Advisor. The Fund, the General Partner and the Advisor are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

         a. The Fund. The principal business of Falcon Mezzanine Partners, LP, a Delaware limited partnership (the "Fund"), is making investments in subordinated debt and equity securities. The general partner of the fund is Falcon Mezzanine Investments, LLC, which is described in Item 2.b. below.

         b. The General Partner. Falcon Mezzanine Investments, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Fund. The principal business of the General Partner is to manage and operate the Fund's activities. The General Partner is a wholly-owned subsidiary of Falcon Partners Holdings, LLC, a Delaware limited liability company ("Holdco"). The members of Holdco are Alva Falconer Holdings, LLC, a Delaware limited liability company ("Alva"), and William J. Kennedy Jr. Alva is the Managing Member and holds a 75% interest in Holdco. Alva is controlled by Mr. Sandeep D. Alva. William J. Kennedy Jr. holds a 25% interest in Holdco.

         c. The Advisor. Falcon Investment Advisors, LLC (the "Advisor") is a Delaware limited liability

CUSIP NO. 44043J105                     13D                    PAGE 6 OF 9 PAGES

company, the principal business of which is to manage the Fund. The Advisor is a wholly-owned subsidiary of Holdco, which is described in Item 2.b above.

         The principal executive office of each of the Fund, the General Partner, Holdco, Alva, Mr. Alva, Mr. Kennedy and the Advisor is located at 60 Kendrick Street, Needham, Massachusetts 02494.

         During the last five years, none of the Reporting Persons, nor any of the executive officers, managers or managing directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to the Purchase Agreement, the Fund purchased the Warrants at an allocated purchase price of $6,128,558. These funds were received by the Fund as a result of capital call from the limited partners in the Fund, in respect of previously made commitments.

         The transaction was conditioned, among other things, upon the Issuer and the Purchasers entering into the Registration Rights Agreement. The transaction closed on March 11, 2004.

Item 4. Purpose of Transaction.

         The Reporting Persons have acquired and currently hold the Warrants for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, other investment opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action, including, among other things, (i) the sale of all or a portion of the Shares and/or Warrants held by the Reporting Persons, (ii) the acquisition of shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, or (iii) sale of all or a portion of the Shares owned by the Reporting Persons on the open market, in privately negotiated transactions, through a public offering or otherwise. Other than as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the Purchase Agreement that it had 26,549,250 shares of Common Stock outstanding as of March 11, 2004) beneficially owned by each person named in Item 2 of this Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

CUSIP NO. 44043J105                     13D                    PAGE 7 OF 9 PAGES


    Reporting Person           No. of Shares       Percentage of         Power to Vote            Power to Dispose
                             Beneficially Owned        Class          Shared         Sole         Shared       Sole
--------------------------------------------------------------------------------------------------------------------
The Fund                         1,871,167              6.6%        1,871,167         0         1,871,167       0
--------------------------------------------------------------------------------------------------------------------
The General Partner              1,871,167              6.6%        1,871,167         0         1,871,167       0
--------------------------------------------------------------------------------------------------------------------
The Advisor                      1,871,167              6.6%        1,871,167         0         1,871,167       0
--------------------------------------------------------------------------------------------------------------------

     Each of the Fund, the General Partner and the Advisor share power to vote and to dispose of the 1,871,167 Shares beneficially owned by them with each other.

     (c) Other than as described above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     (a) PURCHASE AGREEMENT.

         The Purchase Agreement is described/referred to in the Introduction and Items 3 and 5 of this Schedule and is filed as Exhibit 7(b) hereto.

     (b) REGISTRATION RIGHTS AGREEMENT.

         The Registration Rights Agreement is referred to in the Introduction and Item 3 of this Schedule and is filed as Exhibit 7(c) hereto. Pursuant to the Registration Rights Agreement, the Issuer has agreed to register, from time to time, resales of the Shares and the other shares of Common Stock held by the Purchasers as a result of exercise of the warrants.

     (c) WARRANT.

           A Warrant certificate, a form of which is filed as Exhibit 7(d) hereto, evidences the grant by the Issuer of the Warrants, which are exercisable for a remaining exercise price of $.01 per share. The Warrants are subject to standard anti-dilution provisions, as set forth in the form of Warrant certificate.

         The descriptions of the Purchase Agreement, the Registration Rights Agreement and the Warrant certificate, contained in this Statement on Schedule 13D, are qualified in their entirety by the complete text of these documents, which are filed as exhibits to this Statement.

Item 7. Material to be Filed as Exhibits.

Exhibit 7(a). Joint Filing Agreement, dated March 22, 2004, among Falcon Mezzanine Investments, LLC, Falcon Mezzanine Partners, LP and Falcon Investment Advisors, LLC.

Exhibit 7(b). The Purchase Agreement, referred to in the Introduction and Items 3, 5 and 6 of this Schedule. (Filed as Exhibit 10.40 to the Issuer's Form 10-K for the fiscal year ended December 31, 2003,

CUSIP NO. 44043J105                     13D                    PAGE 8 OF 9 PAGES

and incorporated herein by reference).

Exhibit 7(c). The Registration Rights Agreement, referred to in the Introduction and Items 3 and 6 of this Schedule. (Filed as Exhibit 10.42 to the Issuer's Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference).

Exhibit 7(d). The Warrant certificate, referred to in Item 6 of this Schedule. (Filed as Exhibit 4.3 to the Issuer's Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference).

CUSIP NO. 44043J105                     13D                    PAGE 9 OF 9 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   March 22, 2004                      FALCON MEZZANINE INVESTMENTS, LLC



                                             By: /s/ William J. Kennedy Jr.
                                                 -------------------------------
                                                 Name:  William J. Kennedy Jr.
                                                 Title: Managing Director